SO 3-16-04

04002865

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

Vf 3-4-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 N. 124th Street, Suite 205
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vish R. Naik 262-789-1489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neal, Jon
(Name – *if individual, state last, first, middle name*)

3001 W. Layton Avenue (Address) Greenfield (City) WI (State) 53221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH, D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
ELIZABETH ADAMSKI
STATE OF WISCONSIN

Vish R. Naik
Signature

President
Title

Elizabeth Adamski
Notary Public

My Commission expires on 10/22/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEAL GROUP LLC
Accountants and Advisors for Businesses and Individuals.

3001 West Layton Avenue
Greenfield,Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
www.nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To The Board of Directors of
Visun Securities Corporation

In planning and performing our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

Because of the few personnel within the Company, segregation of duties is not possible. Management must make certain that it pays close attention to all transactions.

This is not believed to be a material weakness.

This report is intended solely for the information and use of Visun Securities Corporation, management, and the NASD or other regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

The Neal Group, LLC

The Neal Group, LLC

February 13, 2004

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2003

VISUN SECURITIES CORPORATION
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
DECEMBER 31, 2003

TABLE OF CONTENTS

THE NEAL GROUP LLC

Accountants and Advisors
for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
www.nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To The Board of Directors and Shareholders of
Visun Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Visun Securities Corporation (a Wisconsin Corporation) as of December 31, 2003, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purposes only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Neal Group, LLC

February 13, 2004

VISUN SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash and temporary investments			$	28,609
Notes receivable - officer (Note 7)				9,000
Prepaid taxes				1,319
Commissions receivable				31,407
Total Current Assets				70,335
Property and equipment, at cost	$	36,632		
less accumulated depreciation		(34,100)		
				2,532
Non-marketable investments (Note 6)				10,875
Total Assets			$	83,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Payroll taxes payable	$	7,416
Commissions payable		7,925
Total Current Liabilities		15,341
Subordinated loan (Note 2)		25,000
Total Liabilities		40,341
Common stock - 10,000 shares authorized. issued and outstanding, no par value		10,000
Additional paid in capital		6,000
Unrealized losses in temporary investments		(11,682)
Retained earnings		39,083
Total Stockholder's Equity		43,401
Total Liabilities and Stockholder's Equity	$	83,742

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME		
Commission income	$	448,400
Loss on sales of investments		(5,155)
Investment income		90
Total Income		443,335
EXPENSES		
Depreciation		922
Insurance		971
Interest		3,000
Licenses		4,395
Office supplies		3,698
Rent		15,176
Payroll taxes		4,332
Property taxes		207
Telephone		3,794
Wages		78,316
Advertising		672
Commissions paid		310,641
Legal and accounting		5,315
Dues and publications		450
Total Expenses		431,889
Net Income (Loss) Before Provision for Income Taxes		11,446
Provision for income taxes (Note 3)		117
Net Income (Loss)		11,329
Retained earnings, December 31, 2002		27,754
Retained earnings, December 31, 2003	$	39,083

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Stockholder's Equity, December 31, 2002	$	31,299
Additional paid in capital		(6,000)
Increase in value of temporary investments		6,773
Increase (decrease) - net income		11,329
Stockholder's Equity, December 31, 2003	$	43,401

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities		
Net income	$	11,329
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation		922
Closing of trust account		500
(Increase) decrease in commissions receivable		(31,217)
(Increase) decrease in notes receivable - officer		(9,000)
(Increase) decrease in prepaid taxes		1,092
Increase (decrease) in payroll taxes payable		6,786
Increase (decrease) in commissions payable		7,764
Net Cash Flow From Operating Activities		(11,824)
Cash Flow From Investing Activities -		
Expiration of non-marketable warrants		(3,625)
Decrease in value of temporary investments		14,021
Net Cash Flow From Investing Activities		10,396
Net Cash Flow From Financing Activities		
Decrease in additional paid-in capital		(6,000)
Net Cash Flow From Financing Activities		(6,000)
Net Increase (Decrease) in Cash		(7,428)
Cash and temporary investments, December 31, 2002		36,037
Cash and temporary investments, December 31, 2003	$	28,609
Supplemental disclosures of cash flow information -		
Cash paid for interest	$	3,000
Income taxes paid	$	1,209

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery method (MACRS) for both financial reporting and tax purposes.

Cash and temporary investments – The Company considers all highly liquid debt instruments with a maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses due to market fluctuations are shown as an adjustment to retained earnings.

Note 1 – Minimum Capital Requirements

As a broker-dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2003, the Company exceeded the minimum capital required.

Note 2 – Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 12%, is due December 31, 2007, and is subordinated to all creditors.

Note 3 – Income Taxes

As of December 31, 2003, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4 – Lease Obligations

The Company leases certain office space under a lease that expires in October 2004. The minimum monthly lease payment is $1,775 per month.

VISUN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 5 – Retirement Plan

The Company maintains a discretionary profit sharing plan for eligible employees. For 2002, no contribution was made.

Note 6 - Non-Marketable Investments

The Company has purchased warrants giving it the right to purchase shares of the National Association of Securities Dealers (NASD) stock when it becomes available. The investment is shown at cost. Warrants totaling $3,625 expired without being exercised in 2003.

Note 7 – Notes Receivable – Officer

The Company advanced monies to its officer during 2003 that was not repaid as of December 31, 2003. The note receivable is due on demand and carries no interest rate.

Visun Securities Corporation

Supplementary Schedules

VISUN SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated loan, December 31, 2002	$	25,000
Increases (decreases)		0
Subordinated loan, December 31, 2003	$	25,000

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

Total stockholder's equity	$	43,401
DEDUCT:		
Equity not allowable		0
Total Stockholder's Equity Qualified for Net Capital		43,401
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		25,000
Total		68,401
Less nonallowable assets		(46,955)
Less haircuts on securities		(3,784)
Net Capital	$	17,662

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF DETERMINATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2003

Minimum net capital required	$	1,023
Minimum dollar net capital requirement of reporting broker		5,000
Net capital requirement		5,000
Excess Net Capital	$	12,662
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	15,341
Percent of Aggregate Indebtedness to Net Capital		87

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
RECONCILIATION BETWEEN AUDITED BALANCE SHEET AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

Total liabilities and capital per unaudited statement	$	84,832
Treatment of federal income taxes paid during year		(1,090)
Total Liabilities and Equity per Audited Statement	$	83,742

The accompanying notes are an integral part of these financial statements.